TECK COMINCO ARAMA VE MADENCILIK SANAYI TICARET A.S.

December 17, 2007

Fronteer Development Group Inc.
Fronteer Eurasia Madencilik ltd. Sti
1650 – 1055 West Hastings Street West
Vancouver, B.C.
V6E 3X1

Attention: Mark O'Dea, President

Dear Mark:

Re: Halilaga Property, Turkey

We refer to the Agreement in respect of the Halilaga property dated October 19, 2004. Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (**"TCAM"**) has completed its 12-1 Earn Back and has indicated that it would like a one year extension of time to give the 12-2 Earn Back Notice under the Agreement.

Under the current terms, in order for TCAM to increase its interest in the Property from 60% to 70%, TCAM was entitled to give a 12-2 Earn-Back Notice to Fronteer within 90 days of TCAM's completing the 12-1 Earn-Back, indicating TCAM's intention to complete a Feasibility Study, as defined in the Agreement, within four years of its 12-2 Earn-Back Notice.

Prior work has led to a discovery on the Kestane zone in respect of which definition drilling could be undertaken. However, there is highly prospective ground on the balance of the Property, particularly in the Bakirlik area, that warrants drilling to determine the scope of a project that might warrant study. At the same time, TCAM would like to initiate a community action plan so that local communities better understand the work that is being done and the issues that will be addressed as any project here moves forward.

I believe that, having discussed the issues surrounding the extension over the last month, we have reached the following agreements:

1. The date by which TCAM may deliver a 12-2 Earn-Back Notice for the Halilaga Property is extended to the close of business on December 31, 2008.
2. In consideration of the extension TCAM has agreed with Fronteer, that TCAM will incur and sole fund Expenditures on the Halilaga Property of at least $3,000,000 on or before December 31, 2008, substantially in accordance with the program budget attached to this letter, under which TCAM shall drill approximately 5,000 meters in the Kestane area and approximately 6,000 meters on the balance of the Halilaga property. The proposed holes are shown on the plan attached to the budget, though we reserve the right to not drill

some of those holes or to drill them at other locations. For greater certainty, these additional $3,000,000 of Expenditures shall not be included as a credit to TCAM in respect of any share or interest entitlements during the option period or subsequent joint venture.

3. If TCAM does not complete all, but has completed at least 90% of, the Expenditures within the due date as contemplated in 2, TCAM shall be entitled to pay the shortfall in Expenditures to Fronteer by January 30, 2009. If TCAM has not incurred at least 90% of the Expenditures within the due date as contemplated in 2 or, if there is a shortfall and it does not pay the shortfall as mentioned in this paragraph, TCAM's right to give a 12-2 Earn Back Notice will terminate and TCAM will not receive any credit for the expenditures it has sole funded on the Halilaga Property during the extension.

4. In addition, TCAM has agreed, subject to the actual receipt of monies on account of approved VAT credits, which we understand have been approved, to incur Expenditures, to be funded out of available VAT credits in Dogu Truva of approximately $600,000 on or before December 31, 2008, substantially in accordance with the program budget attached to this letter. As with the Kestane drilling, the proposed holes are shown on the plan attached to the budget, though we reserve the right to not drill some of those holes or to drill them at other locations. In the event such funds out of available VAT credits are not funded prior to April 1, 2008, Fronteer will, if feasible under applicable tax laws, on notice to TCAM by April 1, 2008, be entitled to advance funds (and TCAM may, without being obligated to do so, join in the advance on a prorata basis) to meet the program budget timetable and the parties advancing the funds will be reimbursed from such VAT funds when received.

5. The Agreements related to the Halilaga and Kirazli Properties are hereby deemed amended accordingly, but otherwise shall continue in full force and effect.

Please confirm the above terms of the extension by signing and returning a copy of this letter.

Yours truly,

TECK COMINCO ARAMA VE MADENCILIK SANAYI TICARET A.S.

By: [signature]

Anthony Zoobkoff
Vice Chairman

CONFIRMED
Fronteer Development Group Inc. for itself and
Fronteer Eurasia Madencilik ltd. Sti

By: [signature]

(Title: President/CEO)